UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

January 26, 2021
(Date of Report (Date of earliest event reported))

Cottonwood Multifamily REIT II, INC.
(Exact name of issuer as specified in its charter)

Maryland	61-1795178
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1245 Brickyard Road, Suite 250
Salt Lake City, Utah 84106
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock

Item 1.  Fundamental Changes

On January 26, 2021, Cottonwood Multifamily REIT II, Inc. (“CMRII”), Cottonwood Multifamily REIT II O.P., LP (“CMRII OP”), Cottonwood Communities, Inc. (“CCI”), Cottonwood Communities O.P., LP (“CCOP”) and Cottonwood Communities GP Subsidiary, LLC, a wholly owned subsidiary of CCI (“Merger Sub”), entered into an Agreement and Plan of Merger (the “CMRII Merger Agreement”).

On January 26, 2021, CCI, CCOP and Merger Sub also entered into merger agreements to acquire each of Cottonwood Residential II, Inc. (“CRII”) and Cottonwood Multifamily REIT I, Inc. (“CMRI”). All of the mergers are stock-for-stock transactions whereby each of CMRII, CRII and CMRI will be merged into a wholly owned subsidiary of CCI (collectively, the “Mergers”). None of the Mergers are contingent upon the closing of any of the other Mergers; however, under certain circumstances explained below, CMRII may opt not to close if the CRII merger does not occur. CMRI has a similar option.

If approved by the stockholders of each of CMRII, CRII and CMRI and, in the case of CRII, the unitholders of its operating partnership, and the other closing conditions are met or waived, the Mergers will combine four portfolios of multifamily apartment communities and other real estate-related investments located predominantly in growth markets across the United States and create a $1.5 billion multifamily REIT. We expect the combined company to benefit from improved scale and operating efficiencies, enhanced geographic diversification and expanded access to capital to pursue potential accretive transactions.

Further, as a result of the merger with CRII, CRII’s affiliate property manager which currently manages over 13,000 units, including approximately 8,600 for Cottonwood affiliates (including CCI), will become wholly owned by CCI.

CMRII Merger

Subject to the terms and conditions of the CMRII Merger Agreement, (i) CMRII will merge with and into Merger Sub, with Merger Sub surviving as a direct, wholly owned subsidiary of CCI (the “CMRII Company Merger”) and (ii) CMRII OP will merge with and into CCOP or its successor, with CCOP or its successor surviving (the “CMRII OP Merger” and, together with the CMRII Company Merger, the “CMRII Merger”). At such time, the separate existence of CMRII and CMRII OP will cease.

At the effective time of the CMRII Company Merger, each issued and outstanding share of CMRII’s common stock, $0.01 par value per share (the “CMRII Common Stock”), will be converted into the right to receive 1.072 shares of Class A common stock of CCI, $0.01 par value per share (the “CCI Common Stock”).

At the effective time of the CMRII OP Merger, each partnership unit of CMRII OP outstanding immediately prior to the effective time of the CMRII OP Merger will be split so that the total number of partnership units of CMRII OP then outstanding equals the number of shares of CMRII Common Stock that were outstanding immediately prior to the effective time of the CMRII OP Merger (the “CMRII OP Unit Split”). Immediately following the CMRII OP Unit Split, each partnership unit of CMRII OP outstanding immediately prior to the effective time of the CMRII OP Merger will convert into the right to receive 1.072 common limited partner units in CCOP (“CCOP Common Units”). If the CRII merger closes before the CMRII Merger, CMRII OP will merge with and into Cottonwood Residential O.P., LP (“CROP”), the operating partnership of CRII, with CROP surviving, and the holders of CMRII OP partnership units will receive common limited partner units in CROP at the same exchange ratio.

The CMRII Merger Agreement contains customary covenants, including covenants prohibiting CMRII and its subsidiaries and representatives from soliciting or providing information or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. The CMRII Merger Agreement provides that prior to the approval by CMRII’s stockholders of the CMRII Company Merger, the board of directors of CMRII may, in certain circumstances, make an Adverse Recommendation Change (as such term is defined in the CMRII Merger Agreement), subject to complying with certain conditions set forth in the CMRII Merger Agreement. In addition, without CMRII’s prior consent, CCI has agreed not to modify or waive any material rights under the CRII merger agreement, the CMRI merger agreement or the Amended and Restated Advisory Agreement (“Amended and Restated Advisory Agreement”) to be entered into by CCI, CROP and CC Advisors III, LLC (“CCI Advisor”) following the closing of the CRII merger.

The CMRII Merger Agreement may be terminated under certain circumstances, including by either CCI or CMRII if (i) the CMRII Merger has not been consummated on or before 11:59 p.m. New York time on October 25, 2021, (ii) there is any final, non-appealable order issued by a governmental authority of competent jurisdiction that permanently restrains or otherwise prohibits the transactions contemplated by the CMRII Merger Agreement or (iii) the approval of the stockholders of CMRII (“CMRII Stockholder Approval”) has not been obtained at the meeting of the stockholders of CMRII to consider the CMRII Merger.

CMRII may terminate the CMRII Merger Agreement (i) if the CCI parties have breached any of their representations or warranties or failed to perform or comply with any obligations, covenants or other agreements set forth in the CMRII Merger Agreement, which would result in a failure of CCI to satisfy certain closing conditions, (ii) if CCI materially modifies or terminates or waives any material right under the merger agreement with either CRII or CMRI or the Amended and Restated Advisory Agreement or (iii) at any time prior to obtaining the CMRII Stockholder Approval, to permit CMRII to enter into an alternative acquisition agreement with respect to a Superior Proposal (as defined in the CMRII Merger Agreement). CCI may terminate the CMRII Merger Agreement (i) if the CMRII parties have breached any of their representations or warranties or failed to perform or comply with any obligations, covenants or other agreements set forth in the CMRII Merger Agreement, which would result in a failure of CMRII to satisfy certain closing conditions or (ii) at any time prior to obtaining the CMRII Stockholder Approval if the CMRII board of directors has made an Adverse Recommendation Change (as defined in the CMRII Merger Agreement) or if CMRII has materially violated any of the non-solicitation provisions of the CMRII Merger Agreement.

If the CMRII Merger Agreement is terminated in certain circumstances, including CMRII’s acceptance of a Superior Proposal or the CMRII board of directors making an Adverse Recommendation Change, then CMRII must pay to CCI a termination payment equal to $1,019,000 plus the reimbursement of up to $255,000 of CCI’s expenses incurred in connection with pursuing the CMRII Merger.

The CMRII Merger Agreement contains certain representations and warranties made by the parties thereto. The representations and warranties of the parties contained in the CMRII Merger Agreement are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by each of CCI and CMRII. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders.

The parties have agreed to limits on the conduct of their businesses between the signing of the CMRII Merger Agreement and the closing of the CMRII Merger. Generally, transactions that are not in the ordinary course of business require the consent of the other party. The declaration and payment of regular distributions in accordance with past practice not to exceed certain stated amounts will be permitted without the other party’s consent.

The obligation of each party to consummate the CMRII Merger is subject to a number of conditions, including receipt by CMRII of the CMRII Stockholder Approval, delivery of certain documents, consents and legal opinions, the truth and correctness of the representations and warranties of the parties (subject to the materiality standards contained in the CMRII Merger Agreement), the effectiveness of the registration statement on Form S-4 to be filed by CCI to register the shares of the CCI Common Stock to be issued as consideration in the CMRII Company Merger, and the absence of certain material adverse effects with respect to either CCI or CMRII. Furthermore, CMRII is not obligated to consummate the CMRII Merger if CCI Advisor has not entered into (or agreed to enter into) the Amended and Restated Advisory Agreement, which CCI Advisor is only obligated to do if the CRII merger closes.

The foregoing description of the CMRII Merger Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the CMRII Merger Agreement, which is filed herewith as Exhibit 2.1 and is incorporated herein by reference. A copy of the CMRII Merger Agreement has been included to provide stockholders with information regarding its terms and is not intended to provide any factual information about CMRII or CCI. The representations, warranties and covenants contained in the CMRII Merger Agreement have been made solely for the benefit of the parties to the CMRII Merger Agreement, and are not intended as statements of fact to be relied upon by CMRII’s stockholders, but rather as a way of allocating the risk between the parties to the CMRII Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the CMRII Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the CMRII Merger Agreement, which disclosures are not reflected in the CMRII Merger Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of CMRII or CCI. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the CMRII Merger Agreement, which subsequent information may or may not be fully reflected in CMRII’s public disclosures. CMRII acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 1-U not misleading.

Information Regarding the CRII and CMRI Mergers and Related Agreements

You can find more information regarding the CRII and CMRI mergers, including their respective merger agreements, the agreements to be entered by CCI in connection with the closing of the merger with CRII and other related agreements, in CCI’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2021, which is available free of charge by accessing the SEC’s website at www.sec.gov.

Combined Company

The combined company after CMRII Merger and, if applicable, after the CRII merger and/or the CMRI merger will retain the name “Cottonwood Communities, Inc.”

The CMRII Company Merger is intended to qualify as a “reorganziation” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.

Item 6. Changes in Control of Issuer

As a result of and at the effective time of the CMRII Merger, a change in control of CMRII will occur as CMRII will be merged with and into Merger Sub and the separate corporate existence of CMRII will cease.

The information set forth in Item 1 is incorporated herein by reference.

Item 9. Other Events

On February 1, 2021, CMRII is sending a letter to its stockholders regarding the proposed transaction. A copy of the stockholder letter is attached hereto as Exhibit 99.1.

In addition, CCI, CRII, CMRI and CMRII prepared an investor presentation containing certain information related to the Mergers. A copy of the investor presentation is attached hereto as Exhibit 99.2.

ADDITIONAL INFORMATION ABOUT THE MERGERS

In connection with the proposed CMRII Merger, CCI will prepare and file with the SEC a registration statement on Form S-4 that will include a proxy statement of CMRII and will constitute a prospectus of CCI. The Proxy Statement and Prospectus will be mailed to CMRII’s stockholders and will contain important information about the CMRII Merger and related matters. This communication is not a substitute for the registration statement, the Proxy Statement and Prospectus or any other documents that will be made available to the stockholders of CMRII. INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY CMRII AND CCI WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CMRII, CCI AND THE PROPOSED CMRII MERGER. Investors and stockholders of CMRII and CCI may obtain free copies of the registration statement, the Proxy Statement and Prospectus and other relevant documents filed by CMRII and CCI with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. In addition, these materials will also be available free of charge by accessing CMRII’s website (http://www.cottonwoodmultifamily.com/) or by accessing CCI’s website (http://www.cottonwoodcommunities.com/).

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGERS

CCI, CMRII, CMRI and CRII and their respective directors and officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed Mergers. Information regarding CCI’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on March 25, 2020 and its proxy statement filed with the SEC on August 18, 2020 in connection with its 2020 annual meeting of stockholders; information regarding CMRII’s directors and executive officers is available in its Annual Report on Form 1-K filed with the SEC on April 29, 2020; and information regarding CMRI’s directors and executive officers is available in its Annual Report on Form 1-K filed with the SEC on April 29, 2020. Certain directors and executive officers of CCI and/or CMRII and/or CMRI and/or CRII and other persons may have direct or indirect interests in the Mergers due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments and/or retention bonuses depending on the effect of the Mergers on their employment status. If and to the extent that any of the participants will receive any additional benefits in connection with the Mergers, the details of those benefits will be described in the applicable Proxy Statement and Prospectus or Information Statement and Prospectus relating to the applicable Merger. Investors and security holders may obtain additional information regarding the direct and indirect interests of CCI, CMRII, CMRI and CRII and their respective executive officers and directors in the applicable Merger by reading the applicable Proxy Statement and Prospectus or Information Statement and Prospectus when it becomes available.  These documents are available free of charge on the SEC’s website and from CCI, CMRII and CMRI, as applicable, using the sources indicated above.

FORWARD LOOKING STATEMENTS

This Current Report on Form 1-U contains statements that constitute “forward-looking statements.” These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; no assurance can be given that these expectations will be attained. Factors that could cause actual results to differ materially from these expectations include, but are not limited to, the risk that the proposed Mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability of CMRII or CMRI to obtain stockholder approval and CROP to obtain limited partner approval of the applicable proposed transaction or the failure to satisfy the other conditions to completion of the applicable Merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed Mergers; the potential adverse impact of the ongoing COVID-19 pandemic and the effect of related measures put in place to help control the spread of the virus on the operations of the REITs and their tenants, which impact remains uncertain; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of CCI, CMRII, CMRI and CRII; and other factors, including those set forth in the Risk Factors section of CCI’s prospectus for its initial public offering and CMRII’s offering circular for its offering qualified pursuant to Regulation A, each as amended and supplemented to date and as filed with the SEC, copies of which are available on the SEC’s website, www.sec.gov. CCI, CMRII and CMRI undertake no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT II, INC.

By:	/s/ Enzio Cassinis
Enzio Cassinis, Chief Executive Officer

Dated: February 1, 2021

EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated January 26, 2021, by and among CCI, CCOP, Merger Sub, CMRII and CMRII OP
99.1	Letter to Stockholders
99.2	Investor Presentation